Filed Pursuant to Rule 433
Registration No. 333-162475
July 7, 2010
FINAL TERM SHEET
3.95% Senior Notes due September 15, 2015

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Guarantee:	Unconditionally guaranteed by certain subsidiaries of Plains All American Pipeline, L.P.

Trade Date:	July 7, 2010

Expected Settlement Date*:	July 14, 2010 (T+5)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Size:	$400,000,000

Maturity Date:	September 15, 2015

Coupon:	3.95%

Yield to Maturity:	3.975%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010

Price to Public:	99.889%

Net Proceeds (after expenses) to Company:	$396,456,000

Use of Proceeds:	We expect to use the net proceeds from this offering to repay outstanding indebtedness under our credit facilities.

Benchmark Treasury:	UST 1.875% due June 30, 2015

Spread to Benchmark Treasury:	+220 bps

Benchmark Treasury Yield:	1.775%

Make-Whole Call:	T + 35 bps

CUSIP:	72650RAX0

ISIN:	US72650RAX08

Ratings**:	Baa3 (stable) by Moody’s Investors Service, Inc. BBB- (stable) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC BNP Paribas Securities Corp.

Co-Managers:
Mizuho Securities USA Inc.
Scotia Capital (USA) Inc.
ING Financial Markets LLC
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.
BBVA Securities Inc.
BMO Capital Markets Corp.
Comerica Securities, Inc.
Daiwa Capital Markets America Inc.
Morgan Stanley & Co. Incorporated
Natixis Bleichroeder LLC
The Williams Capital Group, L.P.

*We expect that delivery of the notes will be made against payment therefor on or about the expected settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.
**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect J.P. Morgan Securities Inc. at 1-212-834-4533, Banc of America Securities LLC at 1-800-294-1322 or BNP Paribas Securities Corp. at 1-800-854-5674.